UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Aerpio Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00810B105
(CUSIP Number)

Bart Dzikowski
Secretary of the Board
Novartis Bioventures Ltd.
Lichtstrasse 35
CH-4056 Basel, Switzerland
+41 61 324 3714
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810B105	Schedule 13D

1	NAMES OF REPORTING PERSONS
Novartis Bioventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,805,550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,805,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,805,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.95% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based upon 38,834,099 outstanding shares of common stock, par value $0.0001 per share, of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement (which assumes no exercise of the underwriters’ option to purchase additional shares) filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2018 pursuant to SEC Rule 424(b)(5).

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CUSIP No. 00810B105	Schedule 13D

1	NAMES OF REPORTING PERSONS
Novartis AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,805,550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,805,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,805,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.95% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based upon 38,834,099 outstanding shares of common stock, par value $0.0001 per share, of the Issuer, as set forth in the Issuer’s Prospectus Supplement (which assumes no exercise of the underwriters’ option to purchase additional shares), filed with the SEC on June 26, 2018 pursuant to SEC Rule 424(b)(5).

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CUSIP No. 00810B105	Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on March 27, 2017 (the “Original Schedule 13D”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 9987 Carver Road, Cincinnati, OH 45242.

On June 26, 2018, the Issuer filed a Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) pursuant to SEC Rule 424(b)(5), in which it reported that it anticipated having 38,834,099 shares of Common Stock outstanding (which assumes no exercise of the underwriters’ option to purchase additional shares) following completion of the offering, which closed on June 28, 2018. As a result of the reported increase in the number of shares of Common Stock outstanding, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s shares of Common Stock outstanding since the filing of the Original Schedule 13D.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

No changes except as described below.

(a) – (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) - (e) Neither the Reporting  Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during  the last  five  years,  (i) has been  convicted  in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

No changes.

Item 5.	Interest in Securities of the Issuer.

No changes except as described below.

(a)       Based on 38,834,099 shares of Common Stock outstanding (which assumes no exercise of the underwriters’ option to purchase additional shares), as reported in the Issuer’s Prospectus Supplement filed with the SEC on June 26, 2018 pursuant to SEC Rule 424(b)(5), the Common Stock held by the Reporting Persons constitutes 14.95% of the outstanding shares of Common Stock of the Issuer.

(b)       With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)        sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)       shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)      sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

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CUSIP No. 00810B105	Schedule 13D

(iv)      shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

Page 5 of 10 Pages

CUSIP No. 00810B105	Schedule 13D
Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2018	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Secretary of the Board

	By:	/s/ Stephan Sandmeier
	Name:	Stephan Sandmeier
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Bart Dzikowski
Name:	Bart Dzikowski
Title:	Authorized Signatory

By:	/s/ Campbell Murray
Name:	Campbell Murray
Title:	Authorized Signatory

Page 6 of 10 Pages

CUSIP No. 00810B105	Schedule 13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean Emerita of the Duke University School of Medicine and Vice Chancellor Emerita for Academic Affairs at Duke University; Professor of Pediatrics, Pharmacology and Cancer Biology at Duke University	American

Dimitri Azar, M.D., MBA	Director	Senior Director of Ophthalmological Innovation at Verily Life Sciences; Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Ton Buechner	Director	Member of the Supervisory Board of Voith GmbH; Former CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the Supervisory Board and Audit Committee of Corbion NV	British

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CUSIP No. 00810B105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV; Chair of the United States Program Advisory Panel of the Bill & Melinda Gates Foundation; Director of Northrop Grumman Corporation	American

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips; Vice-Chairman and Member of the Supervisory Board of Philips Lighting	Dutch

Andreas von Planta, Ph.D.	Director	Board member of Helvetia Holding AG; Chairman of the Regulatory Board of the SIX Swiss Exchange AG	Swiss

Charles L. Sawyers, M.D.	Director
Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute
American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Elizabeth (Liz) Barrett	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	American

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

Page 8 of 10 Pages

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Shannon Thyme Klinger	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	American

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

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CUSIP No. 00810B105	Schedule 13D

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship

Prof. Dr. Patrick Aebischer	Chairman of the Board of Directors	President emeritus of the École Polytechnique Fédérale de Lausanne (EPFL); Member of the Board of Directors at Lonza AG, Nestlé S.A. and Logitech International S.A.	Swiss

Dr. Paul Herrling	Director	Vice-President of the Board of the Swiss Federal Institutes of Technology (ETH Rat); Professor for Drug Discovery Science at the University of Basel	Swiss

Harry Kirsch	Director	Member of the Executive Committee of Novartis; Chief Financial Officer at Novartis	German

Prof. Dr. Christoph Meier	Director	Chief Medical Officer at the University Hospital Basel; Professor at the Medical Faculty of the University of Geneva	Swiss

Dr. Raj Parekh	Director	General Partner at Advent Life Sciences	British

Page 10 of 10 Pages